Exhibit 23.1



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



         We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement on Form S-1 of our report dated February 14, 2006 relating to the consolidated financial statements and financial statement schedule of eLEC Communications Corp. (the "Corporation") (which report on the financial statements and financial statement schedule expresses an unqualified opinion and includes an explanatory paragraph referring to matters which raise substantial doubt about the Corporation's ability to continue as a going concern) included in the Corporation's Annual Report on Form 10-K for the year ended November 30, 2005, which is incorporated by reference in this Amendment No. 1 to Registration Statement, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Amendment No. 1 to Registration Statement.



/s/ Nussbaum Yates & Wolpow, P.C.

Melville, New York
May 2, 2006